August 10, 2005



Mr. D. Hughes Watler, Jr.
Chief Financial Officer
Goodrich Petroleum Corporation
808 Travis St., Suite 1320
Houston, Texas  77002


	Re:	Goodrich Petroleum Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 25, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
      Filed May 10, 2005
      Response Letter Dated July 26, 2005
		File No. 1-12719


Dear Mr. Watler:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


Form 10-K for the Fiscal Year Ended December 31, 2004

Note B-Summary of Significant Accounting Policies, page 37

Derivative Instruments and Hedging Activities, page 38

1. We have reviewed your response to prior comment one. Please address each of the following:

* Please describe in more detail the structure of your commodity hedges such that it is clear how you determined, at inception, that the hedging relationships were expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedges.

* Please clarify whether you exclude from your assessment of hedge effectiveness the changes in fair value attributable to changes in NYMEX quoted prices. Refer to paragraph 30 (a)of SFAS 133, as further discussed in paragraph 63 in Section 2 of Appendix A of SFAS
133.

* Please describe in more detail the underlying factors that caused your gas hedges to fall below your 80% minimum price correlation threshold for the first time during the quarter ended December 31, 2004 and again during the quarter ended March 31, 2005. In this regard, clearly explain to us the meaning of the statement, "Hedge ineffectiveness results from differences in the NYMEX contract terms and the physical location, grade and quality of [your] oil and gas production" included at page 48 of your Form 10-K.

* Please confirm, if true, that pursuant to paragraph 32 of SFAS
133
you discontinued prospectively the accounting specified in paragraphs
30 and 31 of SFAS 133 when you determined, during the quarters ended
December 31, 2004 and March 31, 2005, that your gas hedges were no longer highly effective.

2. We have reviewed your response to prior comment one. As previously requested, please expand your critical accounting policy and Management`s Discussion and Analysis discussion to provide sufficient information regarding the factors that directly impact the effectiveness of the type of derivatives that you currently hold to enable investors to ascertain the extent to which your reported financial information is indicative of your future results.
Please
expand your disclosures to more clearly discuss the potential volatility in earnings resulting from changes in the effectiveness of your hedges. Describe the underlying factors that attribute to those changes in fair value of the derivatives. We generally find that disclosures including both sensitivity analyses and discussions of historical experience are effective in meeting this MD&A objective.
Please refer to the guidance in FRC Section 501.14 if you require further clarification.

Engineering Comments

NOTE P-Supplemental Oil and Gas Reserve Information (Unaudited),
page
55

3. In our prior comment two, we asked that you reconcile to us the changes in your 2004 proved reserves. Our purpose here is your detailed explanation of the reasons for your reserve revisions and additions. Be advised that paragraph 11 of Financial Accounting Standard 69 requires various line item reconciliations for reserve figures and "appropriate explanation of significant changes." Please explain to us the details of the changes to your 2004 proved reserves per our prior comment two. Depending on your response, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Financial Statements

Consolidated Statements of Operations, page 5

4. We understand from your response to prior comment three that you now report unrealized hedging gains and losses as a component of "Other Income (Expense)" and will retroactively reclassify, for comparative purposes, the unrealized gain of $2,317,000 previously reported as a component of "Total revenues" during the year ended December 31, 2004. Please expand your disclosure to identify and explain this change in the components of the amounts reported in the line items in your consolidated statements of operations.

5. We have reviewed your response to prior comment three. We note that under your current reporting method, you classify the unrealized gains and losses on your derivatives as a component of "Other Income(Expense)" and the realized gains and losses as a component of
"Revenues." Please revise your consolidated statements of operations such that the unrealized and realized gains and losses are not presented in separate components. Please refer to Section II.K.2 of
"Current Accounting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at: http://www.sec.gov/divisions/corpfin/acctdis030405.htm.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Regina Balderas, Staff Accountant, at (202)
551-
3722 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at
(202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director

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Mr. D. Hughes Watler, Jr.
Goodrich Petroleum Corporation
August 10, 2005
page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010